Exhibit 10(c)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT dated as of June [      ], 2014 (“Agreement”) is by and between Protective Life Corporation, a Delaware corporation (the “Company”), and [                            ] (“Executive”).

W I T N E S S E T H:

WHEREAS, the Company and Executive have previously entered into an Employment Continuation Agreement, dated as of [                              ] (the “Prior Agreement”) which provided the Company and Executive with certain rights and obligations upon the occurrence of a Change of Control (as defined in the Prior Agreement), including certain payments and benefits to be provided to Executive under Section 7(c)(i)(B) of the Prior Agreement in the event that Executive’s employment terminates in connection with a Change of Control (the “CIC Severance Benefits”); and

WHEREAS, Executive will have access to highly confidential information of the Company and its affiliates as a result of Executive’s continued employment with the Company;

WHEREAS, in connection with the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) among The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (“DL”), DL Investment (Delaware), Inc., a Delaware corporation and wholly-owned subsidiary of DL, and the Company, the Company and Executive desire that subject to and effective as of the Effective Date (as defined in Section 1 below), and except as provided in this Agreement, the Prior Agreement will terminate and be superseded by this Agreement and will be of no further force or effect, and in exchange for the payments and benefits provided hereunder, Executive agrees to be subject to the restrictive covenants set forth in Section 9 hereof during and following Executive’s employment with the Company;

WHEREAS, the Company and Executive desire to enter into this Agreement to set forth the terms and conditions of Executive’s employment as of the Effective Date, including the benefits to be provided to Executive in the event that Executive’s employment terminates under the circumstances described herein; and

WHEREAS, in the event that the transactions contemplated by the Merger Agreement are not consummated, this Agreement shall be of no further force and effect and shall be deemed to be null and void ab initio and the parties shall have no further obligations hereunder.

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.                                      Effective Date.  The effective date of this Agreement (the “Effective Date”) shall be as of and only upon the date of consummation of the transactions contemplated by the Merger Agreement.  For the avoidance of doubt, the Company and Executive agree and recognize that (i) the Company has certain rights to solicit or respond to acquisition proposals under Section 6.05 of the Merger Agreement, (ii) Executive will assist the Company in the review, evaluation, negotiation and pursuit of such acquisition proposals, and (iii) Executive will discuss and may enter into agreements regarding the Executive’s potential employment by parties making such proposals.

2.                                      Employment Period.  Subject to Section 5, the Company agrees to continue Executive in its employ, and Executive agrees to remain in the employ of the Company, for the period (the “Employment Period”) commencing on the Effective Date and ending on the second anniversary of the Effective Date.  Following the expiration of the Employment Period, Executive’s employment will continue on an “at will” basis.

3.                                      Position.  (a) Title, Duties and Authorities.  The Executive’s initial title shall be [                                    ].  Executive shall be a senior executive officer of the Company and a member of its Performance and Accountability Committee (or such other executive leadership committee) with duties and authorities commensurate therewith.  Executive acknowledges that from and after the Effective Date, such duties and authorities (i) may differ from those prior to the Effective Date reflecting the fact that the Company is no longer an independent public company and (ii) may include additional duties and authorities as may reasonably be assigned by the Chief Executive Officer of Company for purposes of reporting to DL for purposes of complying with the laws (including any rules of any applicable securities exchange) applicable to DL, compliance with DL’s internal consolidated accounting reporting requirement and other internal policies, or for purposes of dealing with the applicable governmental authorities in Japan.  Executive’s services shall be performed at the location where Executive was employed immediately before the Effective Date.

(b)                                 Business Time.  From and after the Effective Date, Executive agrees to devote Executive’s full attention during normal business hours to the business and affairs of the Company and to perform faithfully and efficiently the responsibilities assigned to Executive to the extent necessary to discharge such responsibilities, except for periods of vacation, sick leave and other leave to which Executive is entitled.  Executive’s continuing to serve on any boards and committees on which Executive is serving or with which Executive is otherwise associated immediately before the Effective Date shall not be deemed to interfere with the performance of Executive’s services for the Company.

4.                                      Compensation.

(a)                                 Base Salary.  During the Employment Period, Executive shall receive an annual base salary of $[                ], which amount is no less than Executive’s annual base salary in effect immediately prior to the Effective Date.  The base salary shall be reviewed at least once each year, beginning in the first quarter of 2015, and consistent with past practice may be increased (but not decreased) at any time and from time to time by action of the Board of Directors of the Company (the “Board”) or any committee thereof or any individual having authority to take such action in accordance with the Company’s regular practices.  Executive’s base salary, as it may be increased from time to time, shall hereafter be referred to as “Base Salary”.  Neither the Base Salary nor any increase in Base Salary after the Effective Date shall limit or reduce any other obligation of the Company hereunder.

(b)                                 Annual Bonus and Incentive Compensation.

(i)                                           Annual Bonus.  During the Employment Period, in addition to the Base Salary, for each fiscal year of the Company ending during the Employment Period, Executive shall be eligible to participate in an Annual Incentive Plan (“AIP”) or applicable Sales Incentive Plan (“SIP”) and receive an annual bonus (“Annual Bonus”) based on achievement of performance metrics mutually agreed upon by the Board or any committee thereof, DL and the Chief Executive Officer of the Company or sales bonus based on achievement of results per the terms of the applicable SIP.

(A)                               For the fiscal year (i) which includes the Effective Date and (ii) the fiscal year immediately following such fiscal year, Executive shall receive an Annual Bonus which is at least equal to $[             ], which is equal to the greater of (A) the highest annual bonus, including any bonus provided under the Company’s AIP that had been payable to Executive in respect of either of the two fiscal years ended immediately before the Effective Date or (B) the amount that would have been payable to Executive as a target bonus under any bonus program in which Executive participated (including Company’s AIP) for the year in which the Effective Date occurs.

(B)                               Any amount payable hereunder as an Annual Bonus shall be paid not later than March 15 of the year following the year for which the amount is payable, unless electively deferred by Executive pursuant to any deferral programs or arrangements that the Company may make available to Executive.

(ii)                                        Long Term Incentive Compensation.  During the Employment Period, Executive shall be entitled to receive long-term incentive compensation opportunities on terms and conditions (including but not limited to normal retirement and early retirement provisions) no less favorable to Executive than those applicable to Executive before the Effective Date.  Beginning with fiscal year 2015 and each subsequent fiscal year of the Company ending during the Employment Period, provided that the Executive remains employed by the Company, the Executive shall receive an annual grant under the Company’s long-term incentive plan as in effect immediately following the Effective Date, (such long-term incentive plan, as it may be amended from time to time, the “LTI Plan”), as follows:

(A)                               The Executive’s initial target award under the Company’s LTI Plan shall be $[                        ], subject to annual review for increase (but not decrease) consistent with past practice (such award, the “LTI Award”).  The performance metrics and weighting under the LTI Plan will be mutually agreed between the Board or a committee thereof, DL and the Company’s Chief Executive Officer.

(B)                               70% of the LTI Award shall be granted in the form of performance-based, cash-settled Phantom Shares (as defined in the LTI Plan, and such performance-based Phantom Shares (the “Performance Share Units”)), where the actual payment will range from 50% (threshold) to 200% (maximum) of the target number of Performance Share Units, depending on achievement of financial goals over a three-year performance cycle, and subject to the Executive’s continued employment with the Company through the three-year period.

(C)                               30% of the LTI Award will be granted in the form of time-based Phantom Shares (the “Restricted Share Units”) that become vested and settled in cash, as follows: one-half (1/2) on the third anniversary of the date of grant and, one-half (1/2) on the fourth anniversary of the date of grant, in each case subject to the Executive’s continued employment on the applicable vesting date.

(D)                               Eligibility terms and treatment of LTI Award on Executive’s termination of employment by reason of Executive’s death, “disability” (as defined in the LTI Plan), normal retirement and early retirement shall remain the same as in effect immediately prior to the Effective Date.

(c)                                  Benefit Plans.  During the Employment Period, Executive (and, to the extent applicable, Executive’s dependents) shall be entitled to participate in or be covered under all pension, retirement, deferred compensation, savings, medical, dental, health, disability, group life, accidental death and travel accident insurance plans at a level that is commensurate with Executive’s participation in such plans immediately before the Effective Date or, if more favorable to Executive, at the level made available to Executive or other similarly situated employees at any time thereafter.  Executive shall also be entitled to receive such perquisites as were generally provided to Executive in accordance with the Company’s policies and practices immediately before the Effective Date.  The Company may not amend or terminate the Protective Life Corporation Excess Benefit Plan (the “SERP”) in a manner that will adversely affect Executive until the third anniversary of the Effective Date; provided however, that the foregoing clause shall not preclude the Company from amending the SERP to exclude from eligible compensation thereunder the Retention Bonus payable under this Agreement. The Company shall maintain liquidity from time to time (through a combination of cash and other liquid assets on hand, or available from unrestricted dividend capacity from owned subsidiaries and access to unrestricted borrowing capacity) in an amount which is not less than the aggregate liabilities under the deferred compensation plan and the SERP.

(d)                                 Expenses.  During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in accordance with the policies and procedures of the Company as in effect immediately before the Effective Date.  Notwithstanding the foregoing, the Company may apply the policies and procedures in effect after the Effective Date to Executive, if such policies and procedures are more favorable to Executive than those in effect immediately before the Effective Date.

(e)                                  Indemnification.  During and after the Employment Period, the Company shall indemnify Executive and hold Executive harmless from and against any claim, loss or cause of action arising from or out of or related in any way to Executive’s performance as an officer, director or employee of the Company or any of its subsidiaries or in any other capacity, including any fiduciary capacity, in which Executive serves at the request of the Company to the maximum extent permitted by applicable law and the Company’s Certificate of Incorporation

and By-Laws (the “Governing Documents”) and the Merger Agreement; provided that in no event shall the protection afforded to Executive hereunder be less than that afforded under the Governing Documents as in effect immediately before the Effective Date.

(f)                                   Retention Bonus.

(i)                                     Subject to clause (ii) below, Executive shall be paid a retention bonus of $[                        ], payable in cash in three equal annual installments, with the first installment paid on the first anniversary of the Effective Date, the second installment paid on the second anniversary of the Effective Date and the third installment paid on the third anniversary of the Effective Date, provided Executive is employed by the Company on each such payment date.

(ii)                                        Termination provisions:

(A)                               If Executive is terminated by the Company without Cause, or due to death or Disability (as defined below), or if Executive terminates Executive’s employment for Good Reason, in each case prior to the third anniversary of the Effective Date, the unpaid portion of the Retention Bonus will be paid on or within thirty (30) days of the Termination Date.

(B)                               In the event that Executive’s employment is terminated prior to the third anniversary of the Effective Date for any other reason, the unpaid portion of the Retention Bonus will be forfeited for no consideration.

5.                                      Termination of Employment.

(a)                                 Death or Disability.  Executive’s employment shall automatically terminate upon Executive’s death or termination of employment due to Disability (as defined below) during the Employment Period.  For purposes of this Agreement, “Disability” shall mean Executive’s inability to perform the duties of Executive’s position, as determined in accordance with the policies and procedures applicable with respect to the Company’s long-term disability plan as in effect immediately before the Effective Date.

(b)                                 Voluntary Termination.  Anything in this Agreement to the contrary notwithstanding, Executive may, upon not less than 10 days’ written notice to the Company, voluntarily terminate employment for any reason (including early retirement under the terms of any of the Company’s retirement plans as in effect from time to time) during the Employment Period; provided that any termination of employment by Executive pursuant to Section 5(d) on account of Good Reason (as defined therein) shall not be treated as a voluntary termination under this Section 5(b).

(c)                                  Cause.  The Company may terminate Executive’s employment for Cause.  For purposes of this Agreement, “Cause” shall mean (i) Executive’s conviction or plea of nolo contendere to a felony; (ii) an act or acts of extreme dishonesty or gross misconduct on Executive’s part which result or are intended to result in material damage to the Company’s business or reputation; (iii) a material violation of the restrictive covenant provisions under Section 9; or (iv) repeated material violations by Executive of Executive’s obligations under

Section 3, which violations are demonstrably willful and deliberate on Executive’s part and which result in material damage to the Company’s business or reputation.

(d)                                 Good Reason.  Executive may terminate employment for Good Reason.  For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following, without the express written consent of Executive, after the Effective Date:

(i)                                           (A) the assignment to Executive of any duties inconsistent in any material adverse respect with Executive’s position (including titles), authority or responsibilities as contemplated by Section 3 as in effect immediately following the Effective Date, or (B) any other material adverse change in such position (including titles), authority or responsibilities, including removal of Executive from the Performance and Accountability Committee;

(ii)                                        a material reduction in Executive’s then current Base Salary, target Annual Bonus opportunity or target LTI Award;

(iii)                                     any failure by the Company to comply with any of the provisions of this Agreement, other than an insubstantial or inadvertent failure remedied by the Company promptly after receipt of notice thereof given by Executive; or

(iv)                                    the Company’s requiring Executive to be based at any office or location more than 20 miles from that location at which Executive performed services specified under the provisions of Section 3 immediately before the Effective Date, except for travel reasonably required in the performance of Executive’s responsibilities.

(e)                                  Notice of Termination.  Any termination of Executive’s employment by the Company for Cause or by Executive for Good Reason shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 12(e).  For purposes of this Agreement, a “Notice of Termination” shall mean a written notice given, in the case of a termination for Cause, within 10 business days of the Company’s having actual knowledge of the events giving rise to such termination, and in the case of a termination for Good Reason, within 90 days of Executive’s having actual knowledge of the events giving rise to such termination, and which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and (iii) if the termination date is other than the date of receipt of such notice, specifies the termination date of this Agreement (which date shall be not more than 45 days after the giving of such notice).  The Company shall have thirty (30) days to cure the circumstances giving rise to such Notice of Termination, and if such circumstances are not cured to the satisfaction of the Executive, the Executive must terminate employment within 10 days of the end of such cure period.

(f)                                   Date of Termination.  For purposes of this Agreement, the term “Date of Termination” shall mean (i) in the case of a termination of employment for which a Notice of Termination is required, the date of receipt of such Notice of Termination or, if later, the date specified therein, and (ii) in all other cases, the actual date on which Executive’s employment terminates during the Employment Period.

6.                                      Obligations of the Company upon Termination.

(a)                                 Death or Disability.  If Executive’s employment is terminated during the Employment Period by reason of Executive’s death or Disability, this Agreement shall terminate without further obligations to Executive or Executive’s legal representatives under this Agreement other than those obligations accrued hereunder at the Date of Termination, and the Company shall pay to Executive (or Executive’s beneficiary or estate) (i) Executive’s full Base Salary through the Date of Termination (the “Earned Salary”), (ii) any vested amounts or benefits owing to Executive under the Company’s otherwise applicable employee benefit plans and programs, including any compensation previously deferred by Executive (together with any accrued earnings thereon) and not yet paid by the Company and any accrued vacation pay not yet paid by the Company (the “Accrued Obligations”), and (iii) any other benefits payable due to Executive’s death or Disability under the Company’s plans, policies, programs or arrangements (the “Additional Benefits”).

Any Earned Salary shall be paid in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or at such earlier date required by law), following the Date of Termination.  Accrued Obligations and Additional Benefits shall be paid in accordance with the terms of the applicable plan, policy, program or arrangement.

(b)                                 Cause and Voluntary Termination.  If, during the Employment Period, Executive’s employment is terminated for Cause or voluntarily terminated by Executive (other than on account of Good Reason) in accordance with Section 5(b), the Company shall pay Executive (i) the Earned Salary in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination, and (ii) the Accrued Obligations in accordance with the terms of the applicable plan, policy, program or arrangement.

(c)                                  Termination by the Company other than for Cause and Good Reason Termination by Executive during the Protection Period.

(i)                                           Lump Sum Payments.  If either (a) the Company terminates Executive’s employment other than for Cause on or prior to the second anniversary of the Effective Date (the “Protection Period”) or (b) Executive terminates employment for Good Reason at any time during the Protection Period, then the Company shall pay to Executive the following amounts:

(A)                               Executive’s Earned Salary;

(B)                               a cash amount (the “Severance Amount”) equal to three (3) times the sum of

(1)                                 Executive’s annual Base Salary as in effect immediately following the Effective Date; and

(2)                                 the greater of (i) the average of the bonus amount payable (including any amounts payable under the AIP)to Executive (including any amounts the receipt of which Executive elected to defer)

with respect to the three fiscal years of the Company, as applicable (or, if fewer, the number of such fiscal years in which Executive was an employee of the Company or its affiliates) immediately before the Effective Date (including, for this purpose, any AIP Payout (as defined in Section 6(c)(i)(C)) or (ii) the average of the bonus amount payable (including any amounts payable under the AIP) to Executive (including any amounts the receipt of which Executive elected to defer) with respect to the three fiscal years of the Company (or, if fewer, the number of such fiscal years in which Executive was an employee of the Company or its affiliates) immediately before the Effective Date (including, for this purpose, any AIP Payout); and

(3)                                 the amount determined by dividing (i) the sum of the Grant Values (as defined below) for the Regular Grants (as defined below) made in the calendar year in which the Effective Date occurred and in the previous two calendar years (or, if the Effective Date occurred in a calendar year in which Executive and other similarly-situated senior executives have not received a Regular Grant, the Regular Grants made in the three calendar years preceding the calendar year in which the Effective Date occurred); provided that any calendar year in which Executive was not an employee of the Company or its affiliates shall be disregarded, by (ii) the number of calendar years taken into account pursuant to clause (i) above.   A Regular Grant shall mean any grant or award of performance shares, stock appreciation rights, restricted stock, stock options, or other long-term stock-based incentives; provided that any “special”  or “one time”  grant or award (as determined by the Committee) shall not be deemed a Regular Grant.  The Grant Value of any Regular Grant means (a) the value of each such Regular Grant as of the date of grant (as determined or approved by the Committee), or (b) if no such value has been established by the Committee, the value of each such Regular Grant as of the date of grant as determined by application of the Black-Scholes pricing model or such valuation methodology as may have been regularly used by the Company or its independent compensation consultant before the Effective Date; less

(4)                                 the amount of any portion of the Retention Bonus paid to Executive prior to the Date of Termination or payable to the Executive under Section 4(f)(ii)(A).

(C)                               if Executive has an annual cash bonus opportunity (including a cash bonus opportunity under the AIP) outstanding and unpaid as of the Date of Termination, a cash payment (the “AIP Payout”) equal to (1) if the Date of Termination is before December 31 of the fiscal year of the Company to which such bonus opportunity relates, an amount equal to Executive’s target bonus opportunity under such bonus plan for such fiscal year, and (2) if the Date of Termination is on or after December 31 of the fiscal year of the Company to which such bonus opportunity relates, an amount equal to the amount Executive would have received under such bonus plan for such fiscal year based on actual achievement of the performance goals with respect thereto (assuming, for this purpose, that all subjective performance measures are achieved at a level equal to the greater of the level determined by the Company pursuant to the terms of such bonus plan and 100%).  Payment of the AIP Payout shall be in lieu of payment of any annual cash bonus opportunity otherwise due and payable with respect to the fiscal year of the Company referred to in this Section 6(c)(i)(C).

(D)                               the Accrued Obligations.

Subject to Section 6(g), the Earned Salary and Severance Amount shall be paid in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination.  Subject to Section 6(g), the AIP Payout shall be paid in cash in a single lump sum (a) if payable under Section 6(c)(i)(C)(1), as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination, and (b) if payable under Section 6(c)(i)(C)(2), as soon as practicable, but in no event later than the earlier of (i) 30 business days (or such earlier date required by law) following the Date of Termination and (ii) March 15 of the year following the calendar year for which the AIP Payout is payable.  Accrued Obligations shall be paid in accordance with the terms of the applicable plan, policy, program or arrangement.

(ii)                                        Supplemental Retirement Payment.  If Executive is entitled to receive the Severance Amount described in Section 6(c)(i), Executive shall be entitled to receive a supplemental retirement payment, payable in a cash lump sum, equal in value to the actuarial equivalent (as defined below) of (A) the monthly benefit payable to Executive (expressed as a life annuity payable commencing at the later of the Date of Termination and age 65) determined by adding three years to Executive’s credited service as determined at Executive’s Date of Termination under the terms of Company’s qualified defined benefit pension plan and supplemental or excess pension plan (collectively, the “Pension Plans”) as in effect immediately before the Effective Date (subject to any maximum on credited service set forth in the Pension Plans), minus (B) the monthly benefit payable to Executive (expressed as a life annuity payable commencing at the later of the Date of Termination and age 65) determined pursuant to the terms of all defined benefit pension plans (including the Pension Plans), active or frozen, in which Executive is a participant at Executive’s Date of Termination if such plans are sponsored by the Company or its successors or affiliates.

For purposes of this Agreement, “actuarial equivalent” shall mean a benefit actuarially equal in value to the value of a given benefit in a given form or schedule, based upon (1) the mortality table or tables (including any set backs of ages) used to calculate actuarial equivalents under the Pension Plans as of the date on which an actuarial equivalent is being determined under this Agreement and (2) an interest rate equal to the sum of (A) the yield on U.S. 10-year Treasury Notes at constant maturity as most recently published by the Federal Reserve Bank of New York before Executive’s Date of Termination; provided, however, that if such yield has not been so published within 90 days before Executive’s Date of Termination, the interest rate shall be the yield on substantially similar securities on the business day before Executive’s Date of Termination as determined by Regions Bank N.A. upon the request of either the Company or Executive, plus (B) .75%.

For purposes of making the foregoing determinations, at the request of Executive in writing within 5 days of Executive’s receipt of Notice of Termination or Executive’s Date of Termination, but in either event at the Company’s expense, the independent pension consultants most recently used by the Company in connection with its qualified pension plan before the Date of Termination shall be engaged and shall certify the benefits due to Executive under this Section 6(c)(ii) in writing within 30 days after the Date of Termination.  In any event, the supplemental retirement payment shall be paid to Executive (subject to Section 6(g)) no later than 45 days after the Date of Termination.  If the amount to be offset under clause (B) of the first paragraph of this Section 6(c)(ii) has not been determined within 30 days after the Date of Termination, no such offset shall be permitted.

(iii)                                     Continuation of Benefits.  If Executive is entitled to receive the Severance Amount described in Section 6(c)(i), Executive (and, to the extent applicable, Executive’s dependents) shall be entitled, after the Date of Termination and until the earlier of (A) the second anniversary of the Date of Termination (the “End Date”) or (B) the date Executive becomes eligible for comparable benefits under a similar plan, policy or program of a subsequent employer, to continue participation in all of the Company’s employee welfare benefit plans including the Company’s hospital, medical, accident, disability, and life insurance plans (the “Welfare Benefit Plans”) as were generally provided to Executive in accordance with the Company’s policies and practices immediately before the Effective Date.  To the extent any such benefits cannot be provided under the terms of the applicable plan, policy or program, the Company shall pay Executive an amount equal to the cost to the Company of providing such coverage at the same time as the Severance Amount is payable to Executive.  Executive’s participation in the Welfare Benefit Plans will be on the same terms and conditions that would have applied had Executive continued to be employed by the Company through the End Date.  To the extent any Welfare Benefit Plan is a self-insured group health or dental benefit plan, then in addition to any other limitation provided hereunder, the period of coverage provided by this Section 6(c)(iii) under such self-insured group health or dental benefit plan shall not exceed the period of time during which Executive would be entitled to receive continuation coverage under Code Section 4980B (“COBRA”) if Executive had elected such coverage and paid the premiums required by COBRA.  To the extent that immediately preceding sentence applies, the Company shall pay Executive an amount equal to the cost of such COBRA continuation coverage for a period equal to the excess of (i) 24 months minus (ii) the number of months of COBRA coverage initially available to Executive, as determined in good faith by the Company, at the same time as the Severance Amount is payable to Executive.

(d)                                 Termination by the Company other than for Cause and Good Reason Termination by Executive after the Protection Period.  If either (a) the Company terminates Executive’s employment other than for Cause or (b) Executive terminates employment for Good

Reason, in each case, at any time after the Protection Period, then the Company shall pay the Executive (i) the Earned Salary in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination, and (ii) the Accrued Obligations in accordance with the terms of the applicable plan, policy, program or arrangement.  In addition, Executive shall be eligible to receive any other benefits payable due to Executive’s termination by the Company other than for Cause or Executive’s termination for Good Reason under any plan, policy, program or arrangement of the Company, in accordance with the terms of each applicable plan, policy, program or arrangement.

(e)                                  Discharge of the Company’s Obligations.  Except as expressly provided in the last sentence of this Section 6(e), the amounts payable to Executive pursuant to this Section 6 (whether or not reduced pursuant to Section 6(f)) following termination of Executive’s employment shall be in full and complete satisfaction of Executive’s rights under this Agreement and any other claims Executive may have in respect of employment by the Company or any of its subsidiaries.  Such amounts shall constitute liquidated damages with respect to any and all such rights and claims and, upon Executive’s receipt of such amounts, the Company shall be released and discharged from any and all liability to Executive in connection with this Agreement or otherwise in connection with Executive’s employment with the Company and its subsidiaries.  Nothing in this Section 6(e) shall be construed to release the Company from its commitment to indemnify Executive and hold Executive harmless as provided in Section 4(e).

(f)                                   Section 280G.  If any amount or benefit paid or distributed to Executive pursuant to this Agreement, taken together with any amounts or benefits otherwise paid or distributed to Executive by the Company or any affiliated company (including any distribution or payment made pursuant to the terms of the Company’s compensation plans or arrangements) (collectively, the “Covered Payments”) are or become subject to the tax (the “Excise Tax”) imposed under Code Section 4999 or any similar tax that may hereafter be imposed, the Excise Tax gross-up provisions of Section 7(e) of the Prior Agreement shall continue to apply to such Covered Payments.

(g)                                  Delay of Payments.  Any provision of this Agreement to the contrary notwithstanding and subject to Code Section 409A, if Executive is a Specified Employee (as defined for purposes of Code Section 409A), any payments due under this Agreement to Executive that are treated as deferred compensation for purposes of Code Section 409A (such as the Severance Amount) and that are payable on account of a termination of employment shall be made on the later to occur of the time otherwise specified in this Section 6 and the first business day after the date that is six months after Executive’s Date of Termination (or, if earlier, within 15 business days after the date of death of Executive).

7.                                      Non-exclusivity of Rights.  Except as expressly provided herein, nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in any benefit, bonus, incentive or other plan or program provided by the Company or any of its affiliated companies and for which Executive may qualify, or limit or otherwise prejudice such rights as Executive may have under any other agreements with the Company or any of its affiliated companies.  Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan or program of the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan or program.

8.                                      Full Settlement.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including any set-off, counterclaim, recoupment, defense or other right which the Company may have against Executive or others whether by reason of the subsequent employment of Executive or otherwise.

9.                                      Restrictive Covenants.

(a)                                 Confidential Information.  Executive acknowledges that he or she will have access to highly confidential information of the Company and its affiliates and agrees that it is imperative to permanently maintain the confidentiality of the Company’s “Trade Secrets.”  Trade Secrets shall include any trade secrets as defined by law, and shall specifically include information regarding distributors, customers and agents or prospective distributors, customers and agents; marketing and sales techniques, materials and information; records, documents and data; business practices, policies, procedures and strategies; product and pricing information; compensation arrangements; financial information; attorney-client communications; and any other confidential or proprietary information relating to the Company that is not available to the public.  (Information is not a Trade Secret, however, if it is available in the public domain other than by an act of Executive in violation of this provision, has been obtained from a source other than the Company which source is under no obligation of confidentiality, or has been lawfully obtained through means other than Executive’s employment relationship with the Company.)  Executive agrees that he or she will not at any time — whether on Executive’s behalf or on behalf of or in conjunction with any person or entity — use the Company’s Trade Secrets to solicit any business of the type conducted by the Company during Executive’s employment or as of Executive’s Date of Termination from any person or entity that was either (1) a distributor, customer or agent of the Company as of that date or (2) a prospective distributor, customer or agent contacted, called upon, or serviced by the Company during the 12-month period prior to the Date of Termination, or induce, promote, facilitate, or otherwise contribute to the solicitation of such distributors, customers or agents or prospective distributors, customers or agents through the use of Trade Secrets.

(b)                                 Non-Solicitation of Company Employees.  The Company’s success depends on its ability to hire and retain a productive and efficient workforce.   In recognition of this fact, Executive agrees that for the one-year period beginning on the earlier of (i) the Date of Termination (regardless of the reason for the employment termination) and (ii) the date the Retention Bonus is paid in full to Executive (the “Restricted Period”), Executive will not (directly or indirectly) hire, solicit for hire, or assist others in hiring or soliciting for hire, any employee of the Company or its subsidiaries, or any former employee of the Company or its subsidiaries whose employment terminated within three months of the beginning of the Restricted Period (“Company employees”).  This provision shall not apply if Executive worked in, or was a resident of, the state of California when Executive’s employment terminated.   This provision shall not prohibit Executive or a future employer of Executive from hiring, soliciting for hire, or assisting others in hiring or soliciting for hire, any Company employee who responds to a general solicitation or advertisement that is not specifically directed to Company employees.

(c)                                  Non-Competition.  Executive agrees that during Executive’s employment by the Company and during the Restricted Period, Executive will not:

(i)                                           directly or indirectly, individually engage in nor be competitively employed or retained by, or render any competing services for, or be financially interested in, any insurance company that markets “Competitive Products” in the United States, or any entity that competes with the Company’s Acquisition Division business of acquiring, converting, and servicing policies from other insurance companies.  For purposes of the foregoing, “Competitive Products” means life insurance, annuity, asset protection, extended service contracts and stable value products marketed by the Company or its subsidiaries.  Notwithstanding the foregoing, this restriction shall not apply to:

(A)                               the purchase by Executive of stock not to exceed 1% of the outstanding shares of capital stock or any corporation whose securities are listed on any national securities exchange; or

(B)                               the employment of Executive by a non-competitive subsidiary or non-competitive affiliated entity of a competitor of the Company upon the Company’s written consent, which consent shall not be unreasonably withheld.

(ii)                                        solicit business from, nor directly or indirectly cause others to solicit business that competes with the Competitive Products from, any entities which have been distributors, agents or customers of the Company during Executive’s employment.

(d)                                 Remedies.  Executive recognizes and agrees:

(i)                                           that the covenants and restrictions in paragraphs (a), (b) and (c) of this Section 9 are reasonable and valid and all defenses to the strict enforcement of such sections by the Company are waived by Executive to the full extent permitted by law.  In the event, however, that a court of competent jurisdiction should determine in any case that the enforcement of any provision contained in such paragraphs would not be reasonable, it is intended that enforcement of a provision which is determined by such court to be reasonable shall be given effect; and

(ii)                                        that a breach of the covenants and restrictions in paragraphs (a), (b) and (c) of this Section 9 would result in irreparable harm to the Company which could not be compensated by money damages alone.  Accordingly, Executive agrees that should there be a breach of any or all of these provisions, the Company shall be entitled to cease paying amounts under Section 4(f) and Section 6 and, in addition to its other remedies, to injunctive relief without any bond.  In addition, Executive agrees that, in the event he or she breaches any of the covenants or restrictions of paragraphs (a), (b) or (c) of this Section 9, Executive will promptly repay to the Company upon demand any portion of the Retention Bonus paid to Executive.

10.                               Legal Fees and Expenses.  If Executive asserts any claim in any contest (whether initiated by Executive or by the Company) as to the validity, enforceability or interpretation of any provision of this Agreement, the Company shall pay Executive’s legal expenses (or cause such expenses to be paid) in accordance with Section 12(k)(i) of this Agreement, including Executive’s reasonable attorney’s fees, on a quarterly basis, upon presentation of proof of such expenses; provided that Executive shall reimburse the Company for such amounts, plus simple interest thereon at the 90-day United States Treasury Bill rate as in effect from time to time, compounded annually, if Executive shall not prevail, in whole or in part, as to any material issue as to the validity, enforceability or interpretation of any provision of this Agreement.  This Section 10 shall not apply to claims relating to the restrictive covenants under Section 9 (whether asserted by the Executive or the Company); provided that the Company shall pay the Executive’s legal expenses if the Executive prevails in any material respect on such claims.

11.                               Successors.  (a) This Agreement is personal to Executive and, without the prior written consent of the Company, shall not be assignable by Executive otherwise than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b)                                 This Agreement shall inure to the benefit of and be binding upon the Company and its successors.  The Company shall require any successor to all or substantially all of the business and/or assets of the Company, whether direct or indirect, by purchase, merger, consolidation, acquisition of stock, or otherwise, by an agreement in form and substance satisfactory to Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place.

12.                               Miscellaneous.  (a) Applicable Law; Interpretation.  This Agreement shall be governed by and construed and conferred in accordance with the laws of the State of Delaware applied without reference to principles of conflict of laws.  If any provision of this Agreement is invalid or unenforceable, the validity and enforceability of the remaining provisions hereof shall not be affected.  The masculine shall include the feminine (and vice versa), the single shall include the plural (and vice versa), and the words “include” and “including” shall be deemed to be followed by the phrase “without limitation” unless the context clearly requires otherwise.  This Agreement may be executed by manual or facsimile signature.  The headings in this Agreement are solely for convenience and shall not affect the meaning or interpretation of this Agreement.

(b)                                 Arbitration.  Any dispute or controversy arising under or in connection with this Agreement shall be resolved by binding arbitration.  The arbitration shall be held at a site selected by the arbitrators and except to the extent inconsistent with this Agreement, shall be conducted in accordance with the Expedited Employment Arbitration Rules of the American Arbitration Association then in effect at the time of the arbitration, and otherwise in accordance with principles which would be applied by a court of law or equity.  The arbitrator shall be acceptable to both the Company and Executive.  If the parties cannot agree on an acceptable arbitrator, the dispute shall be heard by a panel of three arbitrators, one appointed by each of the parties and the third appointed by the other two arbitrators.

(c)                                  Agreement Term, Termination and Amendment.  The initial term of this Agreement shall begin on the date hereof and shall terminate on the third anniversary of the

Effective Date.  This Agreement may be amended or modified only by a written agreement signed by the parties hereto or by their respective successors and legal representatives.

(d)                                 Entire Agreement.  This Agreement shall constitute the entire agreement between the parties hereto with respect to the matters referred to herein and, without limiting the generality of the foregoing, the Prior Agreement executed between the Company and Executive before the date of this Agreement is hereby terminated.  There are no promises, representations, inducements or statements between the parties other than those that are expressly contained herein.  Executive is entering into this Agreement of Executive’s own free will and accord, and with no duress, has read this Agreement, and understands it and its legal consequences.

(e)                                  Notices.  All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, or by electronic mail in PDF form (with a confirmation copy sent by one of the other delivery methods authorized in this Section 12(e)), addressed as follows:

If to Executive:	at the home address of Executive as set forth in the records of the Company

If to the Company:	Protective Life Corporation
2801 Highway 280 South
Birmingham, AL 35223
Attn: General Counsel

With a copy to:	Dai-ichi Life International (U.S.A.), Inc.
1133 Avenue of the Americas, 28th Floor
New York, NY 10036
Attn: President

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Notices and communications shall be effective when actually received by the addressee.

(f)                                   Confidentiality.  Executive agrees to keep the terms of this Agreement confidential and agrees not to voluntarily disclose any information concerning this Agreement to anyone except Executive’s spouse, parents, legal counsel or accountant and provided that they (each and all) agree at Executive’s risk to keep such information confidential and not disclose it to others; provided that this nondisclosure provision does not prohibit disclosure (1) at the direction or with the consent of the President or an Executive Vice President of the Company, (2) to tax agencies, (3) as required by law or court order, or (4) as may be necessary to enforce Executive’s rights under this Agreement.

(g)                                  Tax Withholding.  The Company may withhold from any amounts payable under this Agreement such Federal, state, local, or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(h)                                 Waivers.  The failure of Executive or the Company to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder, including the right of Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or of any other provision or right of this Agreement.

(i)                                     Employment at Will.  Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between Executive and the Company, the employment of Executive by the Company is “at will” and Executive’s employment may be terminated by either Executive or the Company at any time prior to the Effective Date, in which case Executive shall have no further rights or obligations under this Agreement.

(j)                                    Counterparts; Electronic Signatures.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  One or more counterparts of this Agreement may be delivered by facsimile or PDF electronic file with the intention that delivery by such means shall have the same effect as delivery of an original counterpart thereof.

(k)                                 Survival of Obligations.  Section 4(f) and Sections 5 through 12 shall survive the termination of the employment of Executive hereunder.

(l)                                     Code Section 409A.  It is intended that any amounts payable under this Agreement and the Company’s and Executive’s exercise of authority or discretion hereunder shall be exempt from or comply with Code Section 409A so as not to subject Executive to the payment of any interest or additional tax imposed under Code Section 409A.  This Agreement shall be interpreted on a basis consistent with such intent.  Notwithstanding the foregoing, neither the Company nor its affiliates, directors, officers, employees or advisers shall be liable to Executive for any interest or additional tax imposed under Code Section 409A.  If any payments or benefits provided to Executive by the Company, either per this Agreement or otherwise, are non-qualified deferred compensation subject to, and not exempt from, Code Section 409A, the following provisions shall apply to such payments and/or benefits:

(i)                                           Reimbursement of Expenses.  Except as permitted by Code Section 409A, (A) the right to reimbursement of expenses under this Agreement shall not be subject to liquidation or exchange for another benefit, (B) the amount of expenses eligible for reimbursement under this Agreement provided during any taxable year shall not affect the expenses eligible for reimbursement to be provided in any other taxable year, provided that the foregoing clause (B) shall not be violated without regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (C) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred.

(ii)                                        Termination of Employment.  For all purposes of this Agreement, Executive shall not have “termination of employment” (and corollary terms) from the Company unless and until Executive has a “separation from service” (as determined under Code Section 409A as uniformly applied in accordance with such rules as shall be established from time to time by the Company).

(iii)                               Lump Sum and Installment Payments.  Unless otherwise specified, lump-sum severance payments shall be made, and installment severance payments initiated, within thirty (30) days following Executive’s “separation from service.”  Executive’s right to receive installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.  Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.  In the event a payment period straddles two consecutive years, the payment shall be made in the later of such calendar years.

(iv)                              No Offsets.  Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment subject to Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A; provided that it is understood that the offset of severance under Section 6 by the Retention Bonus under Section 4(f) is not an offset prohibited by this Section 12(l)(iv).

(v)                                 If an amendment of this Agreement is necessary in order for it to comply with Code Section 409A, Executive and the Company agree to negotiate in good faith to amend this Agreement in a manner that preserves the original intent of the parties to the extent reasonably possible.

[This Agreement is continued and signed on the following page.]

IN WITNESS WHEREOF, the Company and Executive have duly executed this Agreement as of the day and year first above written.

PROTECTIVE LIFE CORPORATION

By:
Name: John D. Johns
Title: Chairman of the Board, President and Chief Executive Officer

[NAME OF EMPLOYEE]

Signature: